UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-41675

GOLDEN HEAVEN GROUP HOLDINGS LTD.

No. 8 Banhouhaichuan Rd

Xiqin Town, Yanping District

Nanping City, Fujian Province, China 353001

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒            Form 40-F ☐

Sales Agreement for At The Market Offering

On August 31, 2026, Golden Heaven Group Holding Ltd., a Cayman Islands exempted company (the “Company”) entered into a sales agreement (the “Sales Agreement”) with Craft Capital Management LLC (the “Sales Agent”), acting as the Company’s sales agent, pursuant to which the Company may offer and sell, from time to time, to or through the Sales Agent, Class A ordinary shares of the Company, par value $0.00001 per share (the “Class A Ordinary Shares”) having an aggregate offering price of up to $50,000,000 (the “Offered Shares”).

Under the Sales Agreement, the Offered Shares will be offered and sold pursuant to a base prospectus, dated February 2, 2026 and a prospectus supplement, dated August 31, 2026, that form a part of the Company’s shelf registration statement on Form F-3, as amended (File No. 333-292462), which was declared effective by the U.S. Securities and Exchange Commission (the “SEC”) on February 6, 2026.

The Company is not obligated to sell any Offered Shares under the Sales Agreement, and the Sales Agent is not under any obligation to purchase any Offered Shares on a principal basis pursuant to the Sales Agreement, except as otherwise agreed by the Sales Agent and the Company in writing pursuant to a separate agreement setting forth the terms of such sale. Subject to the terms and conditions of the Sales Agreement, the Sales Agent will use commercially reasonable efforts consistent with its normal trading and sales practices, applicable state and federal laws, rules and regulations and the rules of The Nasdaq Stock Market LLC to sell Offered Shares from time to time based upon the Company’s instructions, including any price, time or size limits specified by the Company. Upon delivery of a sales notice, and subject to the Company’s instructions in that notice, and the terms and conditions of the Sales Agreement generally, the Sales Agent may sell Offered Shares by any method permitted by law that is deemed to be an “at the market offering” as defined by Rule 415(a)(4) promulgated under the Securities Act of 1933, as amended. The Company will pay the Sales Agent and applicable executing broker an aggregate compensation of five percent (5.0%) of the gross proceeds from each sale of the Offered Shares and has agreed to provide the Sales Agent and applicable executing broker with customary indemnification and contribution rights. The Company has also agreed to reimburse the Sales Agent for certain expenses in connection with the offering under the Sales Agreement in an amount not to exceed $65,000, and up to an additional $2,500 for each calendar quarter in which the Company utilizes the Sales Agreement.

The foregoing summary of the Sales Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Sales Agreement, a copy of which is attached as Exhibit 10.1 to this Form 6-K and incorporated by reference herein. A copy of the opinion of Ogier, as Cayman Islands counsel to the Company, regarding the legality of the issuance and allotment of the Class A Ordinary Shares under the Sales Agreement is attached hereto as Exhibit 5.1 to this Form 6-K and is incorporated by reference herein.

This Form 6-K shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of Offered Shares in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Incorporation by Reference

The contents of this Form 6-K are hereby incorporated by reference into (i) the Company’s registration statement on Form S-8 (File No. 333-279423) filed with the SEC on May 15, 2024, (ii) the Company’s registration statement on Form F-3 (File No. 333-279942) filed with the SEC on June 4, 2024 and declared effective by the SEC on June 27, 2024, (iii) the Company’s registration statement on Form S-8 (File No. 333-283714) filed with the SEC on December 10, 2024, (iv) the Company’s registration statement on Form F-3 (File No. 333-292462) filed with the SEC on December 29, 2025 and declared effective by the SEC on February 6, 2026, and (v) the Company’s registration statement on Form F-3 (File No. 333-295337) initially filed with the SEC on April 27, 2026.

EXHIBIT INDEX

Exhibit No.	Description of Exhibit
5.1	Opinion of Ogier, Cayman Islands counsel to the Company
10.1	Sales Agreement, dated August 31, 2026, by and between the Company and the Sales Agent
23.1	Consent of Ogier, Cayman Islands counsel to the Company (included in Exhibit 5.1)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Golden Heaven Group Holding Ltd.

Date: August 31, 2026	By:	/s/ Jin Xu
	Name:	Jin Xu
	Title:	Chief Executive Officer, Chairman of the Board of Directors, and Director

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